October 31, 2013

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Bank of Montreal and BMO Covered Bond Guarantor Limited Partnership — Registration Statement No. 333-189814

Ladies and Gentlemen:

On behalf of Bank of Montreal (the Issuer) and BMO Covered Bond Guarantor Limited Partnership (the Guarantor) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we request that the effective date of the above-captioned Registration Statement be accelerated so that it may become effective at 12:00 p.m. on November 8, 2013, or as soon as practicable thereafter.

Each of the Issuer and the Guarantor acknowledges that:

•	should the Securities and Exchange Commission (the Commission) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer or the Guarantor from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	neither the Issuer nor the Guarantor may assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Cathryn E. Cranston
Cathryn E. Cranston Senior Vice President, Finance & Treasurer BANK OF MONTREAL

/s/ Chris Hughes
Chris Hughes Vice President, Corporate Treasury BMO COVERED BOND GP, INC., in its capacity as managing general partner of BMO COVERED BOND GUARANTOR LIMITED PARTNERSHIP

Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is authorized and regulated by the Solicitors Regulation Authority of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practise in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AD and at the above address. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications.

Allen & Overy LLP or an affiliated undertaking has an office in each of: Abu Dhabi, Amsterdam, Antwerp, Athens, Bangkok, Beijing, Belfast, Bratislava, Brussels, Bucharest (associated office), Budapest, Casablanca, Doha, Dubai, Düsseldorf, Frankfurt, Hamburg, Hanoi, Ho Chi Minh City, Hong Kong, Istanbul, Jakarta (associated office), London, Luxembourg, Madrid, Mannheim, Milan, Moscow, Munich, New York, Paris, Perth, Prague, Riyadh (associated office), Rome, São Paulo, Shanghai, Singapore, Sydney, Tokyo, Warsaw and Washington, D.C.